SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

E.ON AG
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release — December 12, 2003
SIGNATURES

Press Release
December 12, 2003

E.ON Group to invest €13.8 billion in 2004-2006

Focus on maintaining and expanding infrastructure

The E.ON Group plans to invest a total of approximately €13.8 billion over the next three years. Following the substantial growth E.ON achieved in recent years, the emphasis is now on integrating and consolidating the Group’s existing operations.

At just under €8.7 billion, the majority of capital spending will be on fixed assets. Focus areas include maintaining and expanding E.ON’s power and gas networks as well as implementing environmental protection measures at power generation facilities. E.ON’s investments in financial assets of approximately €5.1 billion will primarily go toward increasing its interests in existing shareholdings in its target markets.

Investment focus on Europe

For the first time, E.ON’s medium-term investment plan is based on the new Group structure defined during the company’s on.top project. Capital spending will be allocated to E.ON’s market units (MU’s) as detailed below:

•	The Central Europe MU, which is managed by E.ON Energie and already occupies solid market positions, plans to invest a total of €5.4 billion, almost 80 percent of which will be spent on power generation and transmission assets. Investments in financial assets of roughly €1.1 billion will primarily go toward increasing equity interests in existing shareholdings.

•	The Pan-European Gas MU, which is managed by Ruhrgas, plans to invest a total of roughly €1.7 billion. Just under half of this figure will be spent on fixed assets, mainly in gas transport network. Financial investments of approximately €900 million will be used to secure gas supply and to expand Thüga’s market position in Italy.

•	Following the acquisition of TXU and Midlands Electricity, E.ON’s UK MU will focus mainly on achieving further cost reductions and delivering synergies. Consequently, its capital spending of €1.7 billion will be spent largely on power generation and distribution assets.

•	A total of €3.7 billion has been allocated to E.ON’s Nordic MU, more than 70 percent of which will be used to acquire shareholdings, predominantly relating to the anticipated exercise of Put-Options by Sydkraft’s minority shareholder. Nordic’s investments in fixed assets will be aimed chiefly at its power and heat generation assets.

•	In line with E.ON’s strategy, the Midwest US MU’s planned investments of €900 million will only be spent on fixed assets, primarily to maintain power generation and transmission assets.

Strong financial position — ambitious financial targets reaffirmed

In the 2004-2006 planning period, cash provided by operating activities and anticipated gains on disposals will markedly surpass planned investments. E.ON’s strong financial position gives the company the flexibility to carry-out further strategic acquisitions, not included in its medium-term plan. These may include investments in natural gas production interests in Russia and the North Sea. E.ON will only pursue potential acquisitions, when the Group’s stringent strategic and financial criteria are met.

E.ON’s medium-term investment plan confirms the ambitious financial targets the company set in its on.top project. The E.ON Group aims to achieve a ROCE of a least 10.5 percent by 2006. On average, E.ON expects to increase its cash dividend by a double-digit percentage each year. Based on the current medium-term plan, E.ON expects its free cash flow to markedly surpass the average target figure of at least €2.4 billion per year.

E.ON CEO Wulf Bernotat stated: “We’re concentrating on meeting our ambitious financial targets. Additional value creation will come primarily from improving the performance of our operations. Our capital spending is directed at maintaining and expanding our networks and generation assets, which will also help secure the supply of energy in our markets.”

This press release may contain forward-looking statements based on current assumptions and forecasts made by E.ON Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Annual Report on Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This press release may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this press release or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: December 12, 2003	By:	/s/ Michael C. Wilhelm

Michael C. Wilhelm
Senior Vice President
Accounting